GPT
GENERAL PROPERTY TRUST

Company – GPT Management Limited
File No 34819

04054056

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION
DEC 20 2004
185
WASH. D.C.

12 December 2004

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

Re: Company: GPT Management Limited
File No: 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
09/12/2004	T/O Panel Media Release: GPT: Panel Concludes Proceedings
03/12/2004	TOV ann: General Property Trust – Panel receives application
01/12/2004	Final Director's Interest x 2/Initial Directors Interest Notice
24/11/2004	Response to Stockland Bidder's Statement
24/11/2004	GPT announces Board Changes
23/11/2004	Letter to Unitholders following Unitholder meeting
17/11/2004	GPT & Lend Lease Merger Not Approved by Unitholders
17/11/2004	Chairman's address to Unitholder Meeting
17/11/2004	Trading Halt

PROCESSED
JAN 05 2005
THOMSON
FINANCIAL

Yours faithfully
GPT Management Limited

dlw 1/5

James Coyne
Legal Counsel and Company Secretary

22574

Thursday, 9 December 2004

GENERAL PROPERTY TRUST: PANEL CONCLUDES PROCEEDINGS

The Panel has concluded the proceedings arising from the application from GPT Management Limited as responsible entity of General Property Trust (**GPT**) dated 3 December 2004[1] alleging unacceptable circumstances in relation to the off-market takeover bid by Stockland Trust Management Limited as the responsible entity for Stockland Trust (**Stockland**[2]) for all the ordinary units in GPT. The Panel's media release TP04/111 provides further details regarding the application.

Decision

The Panel has accepted an undertaking from Stockland to send a supplementary bidder's statement with Stockland's bidder's statement, in a form approved by the Panel, which addresses the Panel's concerns in relation to:

- basing comparisons within Stockland's bidder's statement on the price of Stockland securities immediately before Stockland's announcement of its takeover offer over a month ago on 5 November 2004 rather than the most recent price of Stockland securities;
- basing comparisons within Stockland's bidder's statement only on the price of GPT securities immediately before the announcement of a merger proposal made by Lend Lease Corporation over six months ago on 19 May 2004 rather than on the most recent price of GPT securities; and
- disclosing the effect of the Stockland offer on the notional Net Tangible Assets (**NTA**) backing of GPT securities in the merged entity.

The Panel declined GPT's request that Stockland adjust its "offer value" to reflect the expected Stockland distribution in December which GPT security holders will not receive, but the Panel required Stockland to explain why it is not appropriate to make such an adjustment.

Based on the undertaking provided by Stockland, the Panel concluded the proceedings on the basis that it was not necessary to make a declaration of unacceptable circumstances and that no order was required.

[1] Unless otherwise specified, all dates relate to 2004.
[2] Unless otherwise stated the Panel refers collectively to both Stockland Trust Management Limited and Stockland Trust as Stockland.

Application

In its application, GPT raised concerns regarding the following statements in, and omissions from, Stockland's bidder's statement dated 24 November (**Bidder's Statement**):

- Stockland adopted an "Offer Value" throughout the Bidder's Statement of $3.65 per GPT unit, based on the five trading day volume weighted average price (**VWAP**) of Stockland securities to 5 November of $6.00. This was more than a month prior to the intended dispatch of the Bidder's Statement. GPT submitted that the Bidder's Statement should use the most up to date prices available in calculating the "Offer Value", notwithstanding that the Bidder's Statement indicated that the actual value of the offer depended upon the value of Stockland securities from time to time.
- The Bidder's Statement did not make any adjustment to the "Offer Value" to take account of the anticipated Stockland December distribution which, under the terms of the offer, accepting GPT unitholders will not receive.
- The Bidder's Statement claimed that the "Offer Value", which was calculated using Stockland securities prices as at 5 November, represented a 20% premium to the GPT unit price, based on the three month GPT VWAP prior to the announcement of the initial Lend Lease Corporation proposal to merge with GPT (**Lend Lease Proposal**): i.e. to 19 May. GPT submitted that the Bidder's Statement was misleading in that it failed to make clear that the values used for this comparison were at dates almost six months apart. GPT also submitted that the use of the 19 May GPT VWAP was misleading as it took no account of the fact that the Listed Property Trust (**LPT**) ASX market sector had increased overall by 11% in the period since 19 May. On that basis GPT submitted that Stockland's offer should be represented as offering a much lower premium (if any) over the value of GPT units.
- The Bidder's Statement represented that the Stockland offer was at a premium to the NTA backing of GPT units. However, it did not include a clear analysis of the effect of the bid on NTA backing per equivalent GPT unit. GPT submitted that the NTA backing of a listed property trust (**LPT**) security is an important factor for security holders to consider in assessing the merits of a scrip takeover bid in relation to such securities.
- The Bidder's Statement included three tables illustrating compound annual growth rate (**CAGR**) calculations for three previous acquisitions by Stockland, which represented the returns to target security holders if they had held securities in the target and received Stockland securities. GPT submitted that these tables were misleading because they included takeover premia paid to the target security holders in those transactions.

GPT's submissions noted that approximately 85% of its unitholders (by number) held less than 10,000 units each, who were likely to be influenced by "headline" numbers in the overview section of the Bidder's Statement.

Dispatch of Stockland bidder's statement

Following receipt of the application from GPT, the Panel accepted an undertaking from Stockland that it would not dispatch the Bidder's Statement before 9 December. The Panel considered that this undertaking gave a reasonable opportunity for a final decision to be made in proceedings without the need for interim orders. In the event, finalisation of the replacement pages of the Bidder's Statement was not able to be completed until 9 December and Stockland gave a further undertaking not to dispatch prior to 13 December, by which time the supplementary bidder's statement would be printed.

Consideration of issues by the Panel

Stockland "Offer Value" – date of valuation

The Panel considered that it would constitute unacceptable circumstances for Stockland to describe, in the Bidder's Statement, the value of its offer based solely on the VWAP of Stockland securities for the period ending 5 November when its Bidder's Statement was to be dispatched on or after 9 December. The Panel noted that the current market price of Stockland securities is not materially different to the 5 November VWAP, but considered this to be fortuitous and not a basis for saying that unacceptable circumstances did not exist.

The Panel required Stockland to base the value of its offer also on the most recent VWAP value of the Stockland securities being offered (meaning, practically, the VWAP for the five trading days prior to the last day on which Stockland could make changes before its printers actually commenced printing the Bidder's Statement) rather than **only** on the 5 November VWAP. The Panel noted Stockland's submission that the most appropriate price of its securities for assessing the value of its offer is the VWAP of its securities immediately prior to the announcement of Stockland's offer for GPT. The Panel does not suggest that such a price may not be relevant and useful for GPT unitholders. However, the Panel considered that a material period of time had elapsed between 5 November and the expected date of dispatch of the Stockland offers. The Panel considered that the elapse of that period of time makes the 5 November VWAP no longer appropriate to be used as the **sole** indicator of the value of the Stockland offer in the Bidder's Statement. In the absence of any clear material updating unitholders regarding the Stockland VWAP since that period, use of the 5 November VWAP was misleading and constituted unacceptable circumstances.

The Panel considers that the Bidder's Statement should include, clearly and prominently, the most recent value which Stockland could practically include in the bidder's statement.

Statements regarding Premium to GPT unit VWAP

Frequently a bidder will compare the value of its offer to the price of the target's securities prior to the announcement of the proposal. However, the Panel considers that it is normal and appropriate market practice in scrip takeover offers for the bidder to include in its bidder's statement a comparison of the most recent practical market values of the target's securities and the bidder's securities.

The Panel noted Stockland's view that the most appropriate price of GPT units to compare against Stockland's offer is the price prior to the announcement of the Lend

Lease Proposal. The Panel also noted that the market price of GPT units has been influenced by takeover speculation and activity since the announcement of the Lend Lease Proposal. On this basis, the Panel accepted that Stockland had a rational basis for using the 19 May VWAP for GPT units in the comparative pricing disclosure. However, the Panel considered it unacceptable for the offer premium comparison in the Bidder's Statement to refer **only** to the VWAP of GPT units at 19 May. The Panel considered that a material period of time has elapsed since 19 May. Further, there have been too many material changes and too much market activity in the LPT sector (and in other sectors of the market and the wider economy) in the intervening six month period for the 19 May price to be the sole relevant figure, without a current price comparison.

The Panel considered that the statement that the Stockland offer represents a 20% premium to the 19 May VWAP of GPT units (and its graphical presentation) in the Bidder's Statement i.e. using a value of GPT units for a comparison that is more than six months old at the date of dispatch of the Bidder's Statement, in the absence of any clear material updating unitholders regarding the GPT VWAP since that period, was misleading and constituted unacceptable circumstances.

The Panel required Stockland to amend the statement and the graphical representation so that they compared the most recent price of Stockland securities against a similarly calculated price for GPT units presented in an equally prominent manner and revise the headings for the relevant sections accordingly.

Stockland December distribution

GPT submitted that Stockland's bidder's statement failed to make any adjustment in relation to the offer value of $3.65 for the fact that GPT unitholders who accept the offer will not receive any amount in respect of Stockland's December. GPT submitted that the VWAP for Stockland securities cited in the Stockland bidder's statement has an expectation of that distribution "built into it".

The Panel accepted submissions from Stockland that there appears to be no consistent pattern of price movement of Stockland securities one month after the books closing date for entitlement to Stockland distributions. Given the evidence which Stockland produced, the Panel considered that there was no basis for requiring Stockland to adjust the "Offer Value" specified in the Bidder's Statement to take account of any expected December distribution by Stockland.

Having regard to current market practice and the nature of an LPT's distributions, the Panel required Stockland to state clearly in its Bidder's Statement that the imputed "Offer Value" does not take into account, or make any adjustment for, the expected December distribution of $0.19 per Stockland security. The Panel also required Stockland to explain clearly why it would not be appropriate to make any adjustment to the "Offer Value" for the expected Stockland distribution.

Effect on NTA

The Panel considered that in the LPT sector, NTA backing is considered a material feature and value measure for LPT securities. On that basis, the Panel considered that it would be consistent with market practice for Stockland to disclose, in an appropriately prominent position, a comparison of the NTA of GPT securities (using

the most recent value publicly available) with the notional NTA backing per GPT security for the merged entity if the Stockland offer is successful.

Stockland submitted that information regarding the NTA backing per Stockland security after the proposed merger of GPT and Stockland was contained in a Stockland investor presentation released to ASX on 8 November 2004. Similarly, Stockland submitted that the projected NTA of the merged entity, and hence the notional NTA per GPT security, could be calculated using information in section 6 of the Bidder's Statement.

Given market practice, and the importance of NTA in the LPT sector, the Panel did not consider this to be adequate disclosure. Unitholders should not be required to search out and calculate information in relation to a material valuation criterion for LPT securities when it is readily available to Stockland and plainly material. The Panel also noted the fact that Stockland had prominently compared the value of its offer to the NTA of GPT securities. The Panel considered that this increased the onus on Stockland to disclose the notional effect of its offer on the notional NTA of GPT securities.

The Panel required Stockland to insert a clear and prominent analysis of the NTA issue in an appropriately prominent position in the supplementary bidder's statement.

CAGR calculations

The Panel did not consider the presentation in the Bidder's Statement concerning Stockland's claims as to "Success in integrating acquisitions and executing a growth strategy" to be misleading. The basis for calculating the percentage CAGR increases set out in the three tables discussed in the application was adequately disclosed.

The Panel did not agree with GPT's assertions that non-takeover-premium CAGRs ought to be disclosed instead or as well. If GPT chooses, it has the opportunity to make its own comments in its target's statement as to its preferred methodology for calculating CAGRs, its reasons for preferring that methodology and its reasons for disagreeing with Stockland's methodology.

Decision

On 8 December, the Panel wrote to parties advising them of its views in relation to the above issues and stating that it was minded to make a declaration of unacceptable circumstances and final orders to remedy the unacceptable circumstances it had identified.

However, the Panel advised that it was prepared to consider an undertaking by Stockland to correct its Bidder's Statement to remedy the unacceptable circumstances.

Form of corrective statements

The Panel's preferred approach regarding the correction of the identified mis-statements and omissions was to have a replacement bidder's statement prepared, incorporating the amended and new information, for dispatch to GPT unitholders.

However, in order to mitigate any unnecessary cost or delay, the Panel was prepared to consider having the additional and corrective disclosure contained in a supplementary bidder's statement to be dispatched with the existing Bidder's Statement. The Panel was only prepared to accept corrective disclosure in this form on the following bases:

- The supplementary bidder's statement contained statements consistent with those required under the Panel's *Guidance Note 16: Correction of Takeover Documents*.
- As the additional and corrective disclosure was to replace existing misleading disclosure on pages 6 and 7 of the Bidder's Statement, the supplementary bidder's statement must be as close as possible in form to those relevant pages of the Bidder's Statement which were to be disregarded and clearly state that unitholders should disregard those pages in the Bidder's Statement .
- The supplementary bidder's statement be placed ahead of the Bidder's Statement in the package of material provided to GPT unitholders, so that unitholders are more likely to read and consider this material.

Stockland accepted the Panel's requirements and provided a draft supplementary bidder's statement correcting the identified mis-statements and omissions for the Panel's review. GPT was given an opportunity to make submissions regarding the draft supplementary bidder's statement.

The Panel accepted an undertaking from Stockland to issue a supplementary bidder's statement with the Bidder's Statement, in the final form approved by the Panel.

Based on the undertaking provided by Stockland, the Panel concluded its proceedings on the basis that it was not necessary to make a declaration of unacceptable circumstances and that no order was required.

The Panel will publish its reasons for its decision in these proceedings on its website in due course.

The sitting Panel comprised Norman O'Bryan SC (sitting President), Mark Paganin (sitting Deputy President) and Marian Micalizzi.

Nigel Morris
Director, Takeovers Panel
Level 47, 80 Collins Street
Melbourne, VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au

Takeovers Panel

MEDIA RELEASE

No: 110/2004

Friday, 3 December 2004

GENERAL PROPERTY TRUST: PANEL RECEIVES APPLICATION

The Panel announces that it has received an application from GPT Management Limited as responsible entity of General Property Trust (**GPT**) dated 3 December 2004 alleging unacceptable circumstances in relation to the off-market takeover bid by Stockland Trust Management Limited as the responsible entity for Stockland Trust (**Stockland**) for all the ordinary units in GPT.

GPT's concerns arise from statements in, and omissions from, Stockland's bidder's statement dated 24 November 2004 (**Bidder's Statement**), particularly in relation to statements regarding the "Offer Value" ascribed by Stockland to its offer.

GPT has sought:

- a declaration of unacceptable circumstances under section 657A of the Corporations Act 2001 (Cth);
- interim orders restraining Stockland from dispatching the Bidder's Statement to GPT unitholders pending final determination of proceedings by the Panel; and
- final orders to rectify the alleged deficiencies in the Bidder's Statement.

The Panel has not decided whether to conduct proceedings in relation to the application and makes no comment on the merits of the application. It also notes that it has not received submissions from the other parties to the application and it is, therefore, unaware of their views.

The President of the Panel is appointing a sitting Panel to consider the application.

Nigel Morris
Director, Takeovers Panel
Level 47, 80 Collins Street
Melbourne, VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au

GPT

GENERAL PROPERTY TRUST

GPT Management
Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

1 December 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust – Appendix 3X and Appendix 3Z

Further to our announcement regarding the resignations of Richard Longes and Ross Taylor and the appointment of Eric Goodwin to the Board of GPT Management Limited, please find attached the following disclosure in relation to relevant interests in the General Property Trust:

1. Appendix 3Z - Richard Longes
2. Appendix 3Z - Ross Taylor
3. Appendix 3X - Eric Goodwin

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GENERAL PROPERTY TRUST
ABN	58 071 755 609

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Richard Anthony Longes
Date of last notice	14/02/03
Date that director ceased to be director	24/11/04

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Gemnet Pty Ltd	12,405
Elizabeth Longes	2,319

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NA

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GENERAL PROPERTY TRUST
ABN	58 071 755 609

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ross Harold Taylor
Date of last notice	3/05/04
Date that director ceased to be director	24/11/04

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
None	NA

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NA

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GENERAL PROPERTY TRUST
ABN	58 071 755 609

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eric John Goodwin
Date of appointment	24/11/04

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
None	NA

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NA

+ See chapter 19 for defined terms.

GPT
GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

GPT RESPONSE TO STOCKLAND BIDDER'S STATEMENT

24 November 2004

GPT confirmed today the receipt of a Bidder's Statement from Stockland Trust Management Limited (as responsible entity for Stockland Trust) ("Stockland"). GPT understand that the Bidder's Statement will be forwarded to GPT unitholders in approximately two weeks.

In considering the Stockland Bidder's Statement, the GPT Board will be comprised of only the Independent Directors, Peter Joseph (Chairman), Malcolm Latham, Elizabeth Nosworthy and Ken Moss, as was the case for considering the Lend Lease proposal.

The Independent Directors of GPT will respond formally to the Bidder's Statement through a Target's Statement, which will include an independent expert's report from Grant Samuel & Associates. GPT expects to dispatch the Target's Statement to unitholders on or before 23 December.

In the meantime, the Independent Directors of GPT recommend that unitholders **TAKE NO ACTION** with respect to the Stockland offer until a formal recommendation is made by your Independent Directors on whether to accept the Stockland offer.

The GPT Board and management continue to retain advisers: Macquarie Bank, as financial adviser, Allens Arthur Robinson as legal adviser and Blake Dawson Waldron as adviser on governance processes.

ENDS

Enquiries

For further information please contact

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

Unitholder assistance

Unitholders should contact the GPT unitholder information line for any queries:

Within Australia: 1800 350 150
Outside Australia: +61 2 9278 9045

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

GPT ANNOUNCES BOARD CHANGES

24 November 2004

The Board of GPT Management Limited ("GPT") the Responsible Entity of General Property Trust, announces changes to the Board and arrangements for the future consideration of proposals affecting GPT.

Chairman, Richard Longes and Director, Ross Taylor are to step down from the GPT Board. Mr Longes is a serving Director of Lend Lease and Mr Taylor is a senior executive of Lend Lease. They have stepped down as they believe it is no longer appropriate for them to hold active roles in both companies.

Lend Lease has appointed Eric Goodwin to be its representative on the Board of GPT Management Limited. Mr Goodwin is a former senior executive of the Lend Lease Group and a Director of several Lend Lease subsidiary companies. GPT Management continues to be a wholly owned subsidiary of Lend Lease and together with Lend Lease employees, responsible for the day to day management of the Trust.

Mr Peter Joseph will assume the chairmanship of the GPT Management Board. Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss will continue as the non-conflicted members of the Board. Neither Brian Norris (in view of his long term professional relationship with Lend Lease) nor Eric Goodwin will participate in relation to consideration of any ownership or control issues. A separate corporate governance protocol similar to that adopted during the consideration of the Lend Lease proposal will be developed to deal with the consideration of the Stockland proposal.

Peter Joseph
Chairman

ENDS

Enquiries

For further information please contact

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

GPT
GENERAL PROPERTY TRUST

Company - GPT Management Limited
File No 34819

GPT Management
Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

23 November 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust

In accordance with Listing Rule 3.17, attached is a letter to be sent to Unitholders in connection with the meeting of Unitholders held on 17 November 2004.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

GPT

GENERAL PROPERTY TRUST

18 November 2004

GPT Management
Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

Dear Unitholder

At the Meeting of Unitholders held on Wednesday 17 November 2004 a number of the resolutions necessary to approve the proposed merger of GPT and Lend Lease were not approved by the necessary 75% majority. Accordingly, the merger with Lend Lease will not proceed. Consequently, Unitholders will not receive stapled securities, the cash out option or any of the merger distributions that were part of the proposal.

Lend Lease has also announced that it does not propose to put any further merger proposal to GPT.

The usual GPT September quarter distribution will be paid, as planned, on 22 November 2004. GPT will continue to distribute income to investors on a quarterly basis.

The outcome of the vote on the merger proposal may be disappointing for investors who supported the merger with Lend Lease. I would like to assure you that the Independent Directors, management and advisers worked strenuously throughout the process solely in the interests of all GPT unitholders and will continue to do so.

On 8 November 2004, Stockland announced a proposal to acquire all of the units in GPT. Stockland has indicated that it intends to issue a Bidder's Statement during the week commencing 22 November 2004. This proposal will be reconsidered now that the Lend Lease proposal has not been approved by the requisite proportion of unitholders.

Unitholders should do nothing in relation to the Stockland proposal until they receive further information from GPT's Board. We expect to issue a recommendation, in the form of a Target Statement, approximately one month after Stockland's Bidder's Statement is received.

If you have any questions, please call the Unitholder Information Line on 1800 350 150.

Yours sincerely

P Joseph

Peter Joseph
Chairman
Independent Directors

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

GPT ANNOUNCES GPT AND LEND LEASE MERGER NOT APPROVED BY UNITHOLDERS

17 November 2004

A meeting of GPT unitholders was held today at 2:30pm. The meeting was to consider and if thought fit pass resolutions to give effect to the proposed merger with Lend Lease Corporation Limited.

The results of the unitholder meeting are set out on the following pages. Resolutions 1 and 2 were not passed by the requisite majorities, though resolutions 3 and 4 were passed. However, as the resolutions were interconditional, none of the resolutions have been passed and the merger proposal with Lend Lease will not proceed.

ENDS

Enquiries

For further information please contact:

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

The GPT Notice of Meeting and Explanatory Memorandum is also a prospectus for Lend Lease Corporation Limited shares. It was lodged with the Australian Securities and Investments Commission on 15 October 2004. The offers of the Lend Lease shares will be made in the prospectus. Anyone wishing to acquire the shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

GPTML as the responsible entity of the General Property Trust is the issuer of GPT units. The Lend Lease Notice of Meeting and Explanatory Memorandum is also a product disclosure statement for GPT units. It was distributed to the holders of Lend Lease shares on 18 October 2004. Lend Lease shareholders should consider the product disclosure statement for the GPT units in deciding whether to acquire the GPT units

RESULTS OF TODAY'S MEETING:

Resolution 1: Approval of Amendments to the Constitution

The total number of votes cast on the poll (including proxy votes) was **1,409,699,953**. The total votes were cast as follows:

	Number	Percentage
FOR	967,713,131	68.65
AGAINST	441,986,822	31.35
ABSTAIN	121,190,127	NA

The resolution was not approved by the necessary majority.

Resolution 2: Approval of the Merger

The total number of votes cast on the poll (including proxy votes) was **1,421,553,646**. The total votes were cast as follows:

	Number	Percentage
FOR	973,757,742	68.50
AGAINST	447,795,904	31.50
ABSTAIN	121,857,954	NA

The resolution was not approved by the necessary majority.

Resolution 3: Lend Lease Subscription approval pursuant to section 611 item 7

The total number of votes cast on the poll (including proxy votes) was **1,407,196,137**. The total votes were cast as follows:

	Number	Percentage
FOR	964,075,498	68.51
AGAINST	443,120,639	31.49
ABSTAIN	123,698,665	NA

The resolution was approved by the necessary majority, however, the resolution was subject to the passage of Resolutions 1 and 2, which were not passed.

Resolution 4: 3% Creep approval pursuant to section 611 item 7

The total number of votes cast on the poll (including proxy votes) was **1,406,083,867**. The total votes were cast as follows:

	Number	**Percentage**
FOR	962,648,214	68.46
AGAINST	443,435,653	31.54
ABSTAIN	124,810,941	NA

The resolution was approved by the necessary majority, however, the resolution was subject to the passage of Resolutions 1, 2 and 3, which were not passed.

GPT
GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

ADDRESS TO MEETING OF UNITHOLDERS

17 November 2004

A meeting of GPT unitholders has been convened today at Wesley Conference Centre, 220 Pitt Street, Sydney at 2:30pm. The meeting is to consider and if thought fit pass resolutions to give effect to the proposed merger with Lend Lease Corporation Limited.

Attached is a copy of the address to be delivered at the meeting by Chairman of the GPT Board as comprised by its Independent Directors, Mr Peter Joseph, and the Chief Executive Officer of GPT, Mr Nic Lyons.

ENDS

Enquiries

For further information please contact:

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

The GPT Notice of Meeting and Explanatory Memorandum is also a prospectus for Lend Lease Corporation Limited shares. It was lodged with the Australian Securities and Investments Commission on 15 October 2004. The offers of the Lend Lease shares will be made in the prospectus. Anyone wishing to acquire the shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

GPTML as the responsible entity of the General Property Trust is the issuer of GPT units. The Lend Lease Notice of Meeting and Explanatory Memorandum is also a product disclosure statement for GPT units. It was distributed to the holders of Lend Lease shares on 18 October 2004. Lend Lease shareholders should consider the product disclosure statement for the GPT units in deciding whether to acquire the GPT units

ADDRESS

MEETING OF GPT UNITHOLDERS: 17 November 2004 at 2:30pm

- Good afternoon and welcome everyone. Thank you for taking the time to attend this meeting of GPT unitholders – without doubt the most important in its long and proud history.

- It hasn't been easy for you to discern exactly what is going on, particularly over the past 10 days. Most of you I suspect are supportive. Some of you will be upset and some of you angry that there is not more time. We respect and understand that.

- The hardest of all qualities demanded of people in the Independent Directors' position is wisdom. We have agonised at great length in seeking to discern what action is in the best interests of you, the GPT unitholders, whom we represent exclusively.

- In advising you today, we have drawn on the collective wisdom and experience of your Independent Directors and our very experienced advisers.

- We recognise that all parties whether they be Lend Lease, Stockland, or Westfield, will act exclusively in their own interests. That is their duty. They have no duty whatsoever to the interests of the GPT unitholders.

- Quite the contrary, their clear objective is to buy GPT at the lowest possible price. They will adopt whatever strategy serves their interests best, including making low ball offers, spoiling bids or causing confusion if they think that serves their objective.

- Our job has been to sort the wheat from the chaff. Our job has been to question, to discern, to reflect, to act with integrity and caution, and ultimately to recommend what we believe is the best outcome for GPT unitholders. Our job is to do what is right for our unitholders.

- So with that background, as the appointed time has arrived and a quorum is present, I declare this meeting properly constituted and open. I now table the document signed by the responsible entity under the Corporations Act to appoint me to chair this meeting.

- With me here today are GPT's other Independent Directors, Elizabeth Nosworthy, Ken Moss and Malcolm Latham. I will ask each of them to stand as I introduce them.

- Joining us here on the stage are:

  - Nic Lyons, GPT's Chief Executive Officer;
  - Kieran Pryke, GPT's Chief Financial Officer;
  - James Coyne, GPT's Company Secretary; and
  - Ewen Crouch, from our legal advisers Allens Arthur Robinson.

  This team, with our advisers, have been passionate, tireless, fearless and discerning in seeking at all times to serve your interests and, whatever the outcome today, I would like to acknowledge their contribution. They have applied principles and practice the likes of which is rarely seen.

- As the proposal before you today involves Lend Lease, only the directors of GPT who are independent of Lend Lease have been involved in its assessment.

- Ross Taylor, Brian Norris and Richard Longes have not been part of the GPT Board's review or its recommendation. It was their election that this was the appropriate course of action. They are present here today and I welcome them, but they will not represent GPT in any of today's proceedings.

- The purpose of this meeting is to vote on certain resolutions to approve the merger proposal with Lend Lease.

- You should have all received a notice of meeting and explanatory memorandum in the mail. This describes the proposal in detail and sets out the reasons for both the Independent Directors' and the Independent expert's recommendation that unitholders vote in favour of the proposal.

- This is a very important meeting for GPT. The proposal before you is one which myself and the other Independent Directors considered at great length and in great detail in order to deliver the greatest value for GPT investors.

- This proposal has developed over the last 6 months. The history is as follows:

    - Lend Lease first informed us of the proposal to merge on the 21st of May this year.

    - To ensure that unitholders were able to achieve the best offer available to them, the Independent Directors took responsibility for the stewardship of GPT for the purposes of this proposal. We set up principles and processes to investigate Lend Lease's businesses and to evaluate whether a merger with Lend Lease was the appropriate course for GPT to follow. The independence and integrity of the process was sacrosanct. We are the only group that has the absolute consistent position that we will do what is in the best interests of GPT unitholders.

    - Within the first hours of the Lend Lease proposal being known to us, a governance structure was put in place whereby the process would be independently monitored.

    - The structure and process were designed to ensure Lend Lease put forward its best offer for the benefit of GPT

unitholders while leaving open the opportunity for any genuinely interested party to come forward and make a competing offer.

- After a detailed due diligence review of Lend Lease, your Independent Directors were unable to reach agreement on Lend Lease's commercial terms. This was announced to the market on the 27th of July.

- Your Independent Directors explored alternative opportunities for GPT from the outset. This included discussions with other parties, including Stockland, which I will mention shortly. We also had further discussions with Lend Lease.

- Following improved financial terms and agreement on an appropriate operating philosophy with Lend Lease and with no other party having put a proposal to us, we agreed and announced the current terms with Lend Lease on the 6th of August. These terms included a timetable specifying today's meeting to consider the resolutions before you.

- Since this time, we have prepared documents, made regulatory filings and proceeded to Court to enable the explanatory memorandum to be mailed to you. I recognise that this document is voluminous and very detailed for which I apologise. It is a consequence of what is required by law under a scheme of arrangement.

- In order to maintain the competitive environment, our agreement with Lend Lease specifically included a "trip wire" if a superior proposal was made at any time before now. In the opinion of your Independent Directors and the Independent Expert, no superior proposal has emerged that would trigger that trip wire.

- Your Independent Directors believe the merger with Lend Lease is in your best interests as unitholders and should be implemented.

- In this process we were assisted by a number of advisors and GPT's management team:

  - our financial advisers – Macquarie Bank;
  - our accountants – PricewaterhouseCoopers;
  - our specialist governance advisers - Blake Dawson Waldron, and
  - our legal advisers – Allens Arthur Robinson.

  These advisers were exclusive to GPT.

- Grant Samuel was appointed Independent Expert and their report and favourable recommendation is enclosed in the Explanatory Memorandum sent to unitholders.

- We were very conscious to put in place corporate governance protections to ensure that the evaluation of the Lend Lease proposal was undertaken independently of Lend Lease and in an open and transparent manner.

- The specific governance protections included:

  (1) Firstly, as I mentioned, those directors on the GPT Board who are not independent of Lend Lease, being Richard Longes, Ross Taylor and Brian Norris, declared their interest from the outset, and have not participated in any part of the Directors' consideration of the proposal or the review of the options available to GPT. As you will have seen from the explanatory statement sent to you, those directors have not made any recommendation in relation to the proposal.

  (2) Secondly, Blake Dawson Waldron as governance adviser have confirmed that they are satisfied that your Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal and confirmed compliance with the

governance protocol. I will later call upon Elizabeth Johnstone from Blake Dawson Waldron to comment on this.

- Last Monday week, on 8 November, Stockland announced an intention to make a takeover bid for GPT. GPT did not receive prior notice of Stockland's proposal nor did they seek to negotiate the terms with us before announcement.

- Stockland had met with GPT over 3 months ago before GPT concluded the arrangements with Lend Lease. Stockland indicated at that time that if they were minded to make a proposal with respect to GPT they were in a position to do so quickly.

- Under the Stockland proposed conditional offer, you would receive 0.608 of a Stockland stapled security for each GPT unit that you own.

- **The key issue for GPT's Independent Directors was to consider whether the Stockland proposal was superior to the Lend Lease proposal.**

- To assist us in this determination we commissioned Grant Samuel to provide an independent expert opinion on the Stockland proposal. This was also designed to ensure that an independent assessment was provided ... free from any real or perceived conflict of interest.

- We reviewed the Stockland proposal quickly. This was to ensure our investors were immediately and properly informed. We were able to do this because:

  - Firstly, Stockland are well known to us and our advisers. They operate in the same sector as GPT and, like us, are subject to continuous disclosure requirements. This means the market is aware of any material events which may impact on the pricing of the stock. Stockland have confirmed that they have released all material information concerning their bid to the market.

- Secondly, we assessed the Stockland proposal, taking as a given the information they have released relating to their bid. In other words, we have given Stockland the benefit of the doubt.

- And finally, and most importantly, the Lend Lease proposal provided a clear benchmark against which the Stockland proposal could be compared.

- I have put up a slide comparing the 2 proposals in financial terms as detailed in the Grant Samuel opinion.

- In considering the Stockland proposal we considered both quantitative and qualitative factors. However, in a well-informed market, GPT believes that the prospective risks and potential returns are reflected in the market prices of Lend Lease, Stockland and GPT.

- These quantitative and qualitative factors, such as risks to the business, are reflected in the different yields at which these stocks trade. For example, Stockland trades on a lower yield, around 6.7%, compared with the implied yield for a merged GPT and Lend Lease of 7.1%. Expressed another way, risk is adjusted in the price of each listed security.

- In Grant Samuel's opinion the Stockland proposed offer has an implied value of $3.57 per GPT unit compared to the implied value of Lend Lease's proposal of $3.72 per GPT unit, a difference of 15 cents.

- The Independent Directors gave greatest weight to the financial comparison between the competing proposals. The Lend Lease proposal also offers our 60,000 retail investors choice through the cash-out, sale and exchange options.

- The assessment that the Independent Directors made with our financial advisers, enabled us to come to the clear view that the

Stockland proposed offer is inferior to the terms offered by Lend Lease.

- In Grant Samuel's opinion "the Stockland offer is inferior to the Lend Lease proposal".

- Had the Stockland offer been superior, I must make it clear that we would have welcomed it and have recommended it.

- We know that many of our investors have concerns with the late by timing of the Stockland proposal and how it affects consideration of the Lend Lease proposal. We understand and have sympathy with ... your views.

- However, Stockland (like all of the market) has been aware of the timetable and has elected to proceed at a time of their choosing which best suits its Stockland investors, not GPT unitholders ... our investors. If they are persuasive in gaining one in four votes, Stockland thereby create a blocking stake whereby the majority of GPT unitholders who favour the Lend Lease proposal will be denied.

- We have thought through whether more time was necessary before this meeting was held. In other words, whether we should seek a postponement. After careful consideration, we decided this was not in your best interests. Let me explain why.

  - Firstly, it is not necessary to wait until Stockland's bidder's statement has been released before evaluating the Stockland proposal. This is because your Independent Directors are entitled to rely on the information which Stockland has released to the market and have evaluated the Stockland proposal using that information. In our view, the bidder's statement will not add to this information, it will only qualify it. And we have determined that the Stockland proposal is not superior to the Lend Lease proposal, and in fact is inferior.

- Secondly, this is a merger and it has a process pursuant to a formal agreement. That process involves our investors and Lend Lease investors considering the proposal today. Lend Lease's shareholders did so this morning and have approved the merger overwhelmingly. This meeting is our investor's opportunity to consider the proposal. If we deferred this meeting we may breach the agreement with Lend Lease and risk the status of the Lend Lease proposal becoming uncertain. Clearly this is not in your interests.

- Thirdly, after a long, open and transparent process of evaluation, the Lend Lease merger proposal was agreed on 6 August. The market and our investors have been aware of all of the terms and conditions of the Lend Lease proposal since that time.

• Any delay in our view will only favour Stockland's position, which has been independently assessed as having the inferior proposal. They chose not to trigger the trip wire which would have brought with it our support.

• Last Friday, we discovered Westfield had accumulated a 4.8% stake in GPT. Westfield has not indicated any intention to make an offer for GPT units. They are able to vote on the resolutions today and the fact that they have a stake in GPT should not delay this meeting.

• **Finally, we continue to support our recommendation of the Lend Lease proposal and believe it to be in the best interests of GPT's investors.**

• In the considered opinion of your Independent Directors, should the resolutions today be defeated, one thing that we can all be certain of is that the Lend Lease offer will have represented the **high water mark of opportunity** for GPT unitholders. If any other party had any intention of putting a superior proposal on the table, then they could have done so by now. Had that been the case, under the terms of our agreement with Lend Lease, this meeting would have been abandoned.

- It stands to reason that other interested parties, whoever they might be, will seek to profit from minimising value to GPT unitholders if the vote is lost. The resolutions will be defeated if more than 25% vote against them. There may well be competitive tension but at the low water mark as it is within Stockland's, Westfield's or anyone elses interest to offer as little as possible for this great portfolio of GPT assets.

- Expressed in another way, if one in four of you vote against ... this Lend Lease proposal will be defeated and there will only be one proposal on the table, and that is Stockland's inferior proposal as the default option.

- Now, turning back to the Lend Lease proposal. When we received the proposal we recognised the potential it offered to provide higher growth. We were also conscious of the changes it would mean and wanted to be sure that the changes and risks were understood.

- We were also fortunate in receiving feedback from many investors.

- In reviewing the proposal the Independent Board considered that this *proposal represented an excellent opportunity to continue the* evolution towards higher growth activities which GPT had been undertaking in a measured way for a number of years. Our entry into the hotel sector in 1997, Bulky goods in 2001 and masterplanned communities in 2003 were part of an evolution and a diversification into sectors which could provide higher growth, albeit with higher risk.

- We concluded that the merger could offer unitholders significant benefits. These benefits included:

    - a substantial price premium;

    - an increase in forecast distributions;

- the addition of Lend Lease's operating businesses to target higher distribution and earnings growth than GPT could achieve on a stand alone basis;

- the complementary Lend Lease businesses in Australia; and

- an alignment of interests between GPT and Lend Lease.

- However, our analysis was not purely focused on the potential benefits. We recognised and examined the risks associated with the proposal. We have been conscious of the sensitivity of many of our investors to increased volatility in distributions and price.

- These risks included:

  – the target distribution growth not being achieved;

  – increased volatility of earnings and stapled security price;

  – higher gearing;

  – implementation risks in achieving cost savings; and

  – exchange rate fluctuations and the complex international operating environments.

- Recognising these risks, but conscious of the potential benefits, we as independent directors sought and agreed improved terms for GPT

investors to provide them with a range of options. In other words, we negotiated choice.

- We also agreed with Lend Lease a management structure and operating philosophy which maintains the processes and systems which GPT has used in identifying and managing risks.

- Having achieved those aims the Independent Directors have unanimously recommended approval of the proposal to investors.

- And, Grant Samuel opined that "the proposed merger is in the best interests of GPT unitholders as a whole in the absence of a superior proposal".

- I'll now ask Nic Lyons, GPT's Chief Executive Officer, to talk in more detail about the terms of the proposal and the strategy for the merged group.

- Thanks Peter.

- We believe the merger proposal with Lend Lease represents a great opportunity to grow the GPT business and produce enhanced returns for our investors.

- Obviously this is a quantum change for GPT – it moves the Trust from one of the lower risk vehicles in the sector to one which has a higher level of risk and potentially higher returns. As Peter mentioned, the financial terms and the operating philosophies and structure being adopted by the merged group address this. The merger creates a vehicle which is not the same as GPT but also not the same as Lend Lease – the merged entity combines key elements of both.

- We are very conscious of managing the risks in the merged group as we do in GPT. And there are risks in GPT – associated with property

market and economic cycles as well as interest rate movements and specific property risks.

- The merged group clearly represents higher risk but with this risk is higher growth potential and some exciting opportunities – and this is achieved while retaining the key components that have been attractive about GPT.

- The high quality portfolio the Trust has built over more than 30 years is retained and enhanced with exposure to selected quality offshore assets. The pipeline GPT enjoys through its association with Lend Lease remains intact and is potentially expanded to selected offshore opportunities.

- The systems, processes and intellectual capital required to run large scale and complex portfolios is secured and in particular the integrated approach we use in retail which is essential to the successful development of our retail assets is enhanced.

- Complementing the core 'GPT style' business is access to growth through quality businesses sitting in Lend Lease. For example we had already identified Delfin as a great business and one which could enhance returns to investors when we entered into an alliance with them last year.

- We also believe that the merged entity will offer a compelling and unique investment proposition that positions it to become a leading diversified entity in the listed property trust sector owning and managing quality businesses and assets.

- And importantly we have agreed with Lend Lease on an operating philosophy which is aimed at managing risk and positioning the merged group as a leader in the LPT sector.

- The merged group will own $10 billion in quality investment assets. This will include a $5.7 billion retail portfolio and a $3 billion office portfolio with a dominant position in Australian nature based tourism.

- The merged group will also have significant corporate earnings from a number of sources. This will include the following.

    - The wholesale funds management business in Australia, Asia and the UK. The wholesale property funds management business is expected to continue to provide attractive opportunities for the merged group given the expected increasing level of demand from institutional investors for unlisted property investments.

    - Through the urban community development business and the use of land management arrangements, the merged group is targeting increased consistent high quality earnings.

    - And finally, Bovis Lend Lease business is a top 12 international project management and construction business by revenue, with a recognised global brand and track record for having delivered many significant buildings across the globe.

- The Investment Management style earnings, represented by GPT's current investment portfolio with the addition of some quality retail assets in which Lend Lease has an ownership interest will represent the majority of earnings, with Asia-Pacific contributing the largest earnings portion by geography.

- So while there is access to higher growth businesses and offshore operations in the merged group, these activities represent a relatively modest proportion of the merged group's income.

- Turning to the management structure, as you can see from this slide, the Group will operate in 3 major areas – Investment Management, Development and Construction.

- The philosophy and process adopted by the Board and management in managing the Group will be focused on:

  – Maintaining a split of approximately 70% to investment earnings – giving a higher level of predictability for the majority of the groups distributable income.

  – Assets and other investment opportunities will continue to be reviewed through a rigorous investment analysis process as currently used by GPT.

  – Gearing will be targeted to remain within a policy range of 25-35%, which is in line with the LPT sector average of 35% and only slightly above GPT's current gearing at 30%.

  – Interest rate and currency hedging will be used to protect investors from the impact of interest and exchange rate fluctuations.

  – We will also maintain a high level of information flow to investors as GPT does today.

- Members of the GPT Board will also be represented on the Board of the merged group, with three of your independent directors to be invited to join the merged group's Board.

- As outlined in the Explanatory Memorandum, GPT unitholders who participate in the merger will receive 1 stapled security for up to 3.8 GPT units and a Special Distribution of up to 65 cents per unit. The merger ratio and cash component are dependent on the take up of the cash out option.

- The equivalent annualised 2005 financial year distribution per GPT unit under the merged entity is 26.4 cents per unit, an increase of 17% on the forecast for GPT on a standalone basis of 22.5 cents per unit.

- Since the merger was proposed GPT's price has increased significantly, moving from $3.05 before the merger proposal was announced to $3.68 yesterday. This is an increase of 20.7%.

- **This price premium represents significant value for GPT investors.**

- So with that overview I'll hand back to Peter so that we can take your questions.

- I would now like to introduce Elizabeth Johnstone from Blake Dawson Waldron, our specialist governance adviser, to address the meeting.

- I'd now like to table the Notice of Meeting and Explanatory Memorandum which contains 4 items of special business. With your permission, I suggest we take the notice of meeting as read. Is this agreed?

- It is now time for questions before we vote on the resolutions. Your independent directors have undertaken this process in and independent, thorough, open and transparent manner.

- We rejected the initial Lend Lease proposal. We negotiated a significantly improved proposal which included choice for individual unitholders. We believe that the recommended merger proposal with Lend Lease is in GPT unitholder's best interests.

- If you are considering a "NO" vote in the hope of producing a better outcome, please consider that carefully. If the Lend Lease offer, valued at $3.72 per unit is voted down, the only other offer will be the conditional Stockland bid which at today's price is $3.47.

- There will be no incentive for any future bid above $3.72. Any future competitive tension will, instead, be around the Stockland offer price of $3.47, which is significantly less than the Lend Lease offer and the value estimated by the Independent Expert. This is why we think you should vote "YES" whether you wish to continue as an investor, or sell your units and invest elsewhere.

- We have rigorously evaluated the Lend Lease proposal and determined it to be in your best interests. You can and should make a decision today. We recommend that you vote in favour of the resolutions.

ENDS

Company - GPT Management Limited
File No 34819

GPT

GENERAL PROPERTY TRUST

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 9383 8148

GPT@lendlease.com.au

www.gpt.com.au

17 November 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

Attention: Andrew Black
Facsimile: 9241 7620

Dear Sir

Re: General Property Trust (ASX:GPT) GPT Split Trust (ASX:GST) Request for Trading Halt

We confirm our request that a trading halt in securities of General Property Trust and GPT Split Trust be granted by ASX.

The trading halt is necessary pending the results of the Shareholder Meetings of Lend Lease Corporation Limited and the Unitholders Meeting of General Property Trust.

We request that the trading halt last until after the announcement of the results of both meetings.

We are not aware of any reason why the trading halt should not be granted.

Yours faithfully

J A Coyne
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

17 November 2004

General Property Trust and GPT Split Trust

TRADING HALT

The securities of General Property Trust and GPT Split Trust (the "Trusts") will be placed in pre-open at the request of the Trusts, pending the release of an announcement by the Trusts. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday, 19 November 2004 or when the announcement is released to the market.

Security Code: GPT
GSTIN
GSTCP

A R A Black

Andrew Black
Senior Companies Adviser